

07004579

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65491

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glocap Funding, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 WEST 56th STREET , 4th FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ADAM ZOIA 212-333-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

143 WESTON ROAD	WESTON	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___ADAM ZOIA____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GLOCAP FUNDING, LLC____________________, as of ___December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature



Title

MELISSA SIGMOND
Notary Public, State of New York
No. 01SI6133078
Qualified in New York County
Commission Expires September 6, 2009



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

CONTENTS


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH., D.C.
199
SECTION

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Glocap Funding, LLC
(a.k.a. Glocap Advisors, LLC)

We have audited the accompanying statement of financial condition of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) (the "Company"), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC) as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2007

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$150,539
Accounts receivable	28,739
Non-marketable securities	24,906
TOTAL ASSETS	$204,184

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 30,892
MEMBERS' CAPITAL	159,492
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$190,384

The accompanying notes are an integral part of this statement.

GLOCAP FUNDING, LLC
(a.k.a. GLOCAP ADVISORS, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Glocap Funding, LLC (a.k.a. Glocap Advisors, LLC), (the "Company") was organized in the State of New York in August 1999 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission on September 9, 2002 (the effective date of registration). The Company was organized primarily to perform investment-banking services, specifically raising capital for middle market private and public companies, as well as private equity and hedge funds.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis, in accordance with accounting principles generally accepted in the United States of America, while using the cash basis for income tax purposes.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The Company places its cash with quality financial institutions. Funds deposited with a single financial institution are insured up to $100,000 in aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by the FDIC.

3. RELATED PARTY TRANSACTION

The Company has an administrative services agreement with an entity controlled by one of the Company's members. Under this agreement, the affiliate provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliate on an annual basis. Included in the statement of operations, in the respective accounts, are $528,193 of expenses related to this agreement.

In addition to certain consulting fees, the affiliated company pays the Company's employees through its payroll service. The Company fully reimburses the affiliate for these expenses. Included in the statement of operations is $85,891 relating to this arrangement.

4. NON-MARKETABLE SECURITIES

Investments in non-marketable securities are carried at historical cost, less any valuation allowance deemed necessary by management.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax which comprises the provision for taxes that is included in the financial statements.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company maintains a special account for the exclusive benefit of customers. The company does not execute security transactions, and does not otherwise hold funds or securities for or owe money or securities to customers.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $105,847, which exceeded the minimum requirement of $5,000 by $100,647. The Company's ratio of aggregate indebtedness to net capital ratio was .29 to 1.

END